Exhibit 99.3

DRAXIS Health Inc.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9	Security Class	123

	Holder Account Number

	C1234567890	XXX

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Form of Proxy - Annual and Special Meeting of Shareholders (the “Meeting”) to be held on Friday, May 23, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.              Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.               If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.               This proxy should be signed in the exact manner as the name appears on the proxy.

4.               If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.              The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.               The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.               This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.               This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., Eastern Time, on May 21, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and bank holidays, before any reconvened Meeting if the Meeting is adjourned or postponed).

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

•                  Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

•                  Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 123456	HOLDER ACCOUNT NUMBER C1234567890	ACCESS NUMBER 12345

00K4XA		CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX       123

Appointment of Proxyholder

The undersigned holder of common shares (the “Common Shares”) of DRAXIS Health Inc. (the “Corporation”) hereby appoints

Mr. Dan Brazier or, failing him, Mr. Mark Oleksiw

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) on all other matters that may properly come before the Meeting to be held at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Canada on Friday, May 23, 2008 at 10:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For	Against

1. Special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) involving the Corporation, its shareholders and Jubilant Acquisition Inc., a company incorporated under the laws of Canada, the full text of which is set forth in “Appendix A” to the accompanying management information circular (the “Circular”) dated April 25, 2008;

☐	☐

For	Withhold

2. Election of directors of the Corporation named in the Circular, each to hold office until the earliest of the effective date of the Arrangement, the close of the next annual meeting of shareholders of the Corporation or until his or her successor is appointed;

☐	☐

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For	Withhold

3. Appointment of Deloitte & Touche LLP as auditors for the ensuing year (to serve as auditors of the Corporation only until the effective date of the Arrangement, if the Arrangement is completed) and the authorization of the board of directors to fix their remuneration; and

☐	☐

For	Withhold

4. If the Arrangement Resolution is not approved, to consider and, if thought advisable, to adopt a resolution reconfirming the Shareholder Rights Plan dated as of April 23, 2002, the full text of which is set forth in “Appendix H” to the Circular.

☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

		/	/

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐

Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999	001111	9XX	AR2	DAXQ

00K4YA